UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Barbara
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   5-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                           |4-6-00|J   | |47,033            |A  |           |                   |      |NOTE 3                     |
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                           |5-15-0|G   | |-265,000          |D  |           |                   |      |NOTE 8                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |4-29-0|J   | |1,217             |A  |           |                   |      |NOTE 9                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |5-31-0|G(10| |-96,000           |D  |           |1,648,868          |I     |NOTE 1                     |
                           |0     |)   | |                  |   |           |                   |      |                           |
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                           |5-15-0|G   | |265,000           |A  |           |                   |      |NOTE 8                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |5-25-0|J   | |-2,500            |D  |11.425     |262,500            |      |NOTE 8                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |5-31-0|G   | |96,000            |A  |           |96,000             |      |NOTE 10                    |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |132,854            |I     |NOTE 2                     |
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                           |4-6-00|J   | |-47,033           |D  |           |147,288            |I     |NOTE 3                     |
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                           |      |    | |                  |   |           |281,400            |I     |NOTE 4                     |
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                           |5-18-0|J   | |-3,507            |D  |           |0                  |I     |NOTE 5                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |68,332             |I     |NOTE 6                     |
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                           |      |    | |                  |   |           |434,491            |I     |NOTE 7                     |
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                           |4-29-0|J   | |-1,217            |I  |           |2,123              |D     |NOTE 9                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |980                |D     |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options  |        |     |    | |           |   |     |     |            |8,136  |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1. Shares owned by the Barbara Bainum Declaration of Trust (The "Trust") in which Ms. Bainum is the sole trustee.
Note 2. The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates, L.P., the sole trustee of which is Ms.
Bainum.
Note 3: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust ("GRAT") dated
September 5, 1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines
Associates, LP. On April 6, 2000, the GRAT made its required distribution to Ms. Bainum using Mid Pines interests representing a benficial interest in 47,033 shares of Choice. These 47,033 shares were contributed to Ms.
Bainum's
Trust.
Note 4. The proportionate interest of the Trust in shares (3,567,869) owned by Relty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder.
Note 5. Ms. Bainum previously reported her proportionate interest in shares (112,200) owned by Vintage Limited
Partnerhsip, a family limited partnership. On May 18, 2000, Vintage contributed its entire portfolio of Choice shares to Cambridge LLC, a family owned entity. Shares held by Cambridge are not attributable to Ms. Bainum.
Note 6. The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, LP for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiares. Beneficial owership is disclaimed.
Note 7. The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the beneficiares. Beneficial owership is disclaimed.
Note 8. On May 15, 2000, Ms. Bainum contributed 265,000 shares from her Trust for the formation of the Barbara
Bainum Charitable Remainder Unitrust ("CRUT"). Ms. Bainum retains only an income interest in the CRUT. An independent individual serves as the trustee of the CRUT. On May 25, 2000, the CRUT sold 2,500 shares.
Note 9. On April 29, 2000, 1,217 shares were distributed from the Non-Employee Director Compensation Plan to
Ms. Bainum's Trust.  There are 2,123 shares remaining in the plan for Ms.
Bainum.
Note 10. On May 31, 2000, Ms. Bainum gave 96,000 shares to her husband, Wilfried Busse, for creation of the Wilfried Busse Charitable Remainder Unitrust ("WB-CRUT"). The trustee of the WB-CRUT is Ms. Bainum's son. Mr.
Busse retains an income interest in the
trust.